Global X Funds

March 24, 2016

VIA EDGAR

Ms. Marianne Dobelbower
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

RE:    Global X Funds (“Trust”) File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 331

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended ("1933 Act"), the undersigned hereby requests that effectiveness under the 1933 Act of Post-Effective Amendment No. 331 to its registration statement on Form N-1A be accelerated to April 6, 2016 or as soon thereafter as possible. Post-Effective Amendment No. 331 was filed electronically with the Commission on March 24, 2016. The undersigned is aware of its obligations under the 1933 Act.

Sincerely,

Global X Funds

/s/ Daphne Tippens Chisolm
By: Daphne Tippens Chisolm
Title: Secretary

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